UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Waterford Investor Services, Inc.

OFFICIAL USE ONLY
46227
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 South Highland Avenue
(No. and Street)

Clearwater, Florida 33756
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank J. Wainscott, President 727-441-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name — *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B Tampa, Florida 33624
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank J. Wainscott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Investor Services, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

P. DAVID ALESSANDRI
My Comm Exp
NOTARY PUBLIC
STATE OF FLORIDA
[ ] Other I.D.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERFORD INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2001

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Waterford Investor Services, Inc.

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Investor Services, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

February 28, 2002

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	18,232
Commissions Receivable		36,282
Total Current Assets		54,514
OTHER ASSETS		
Clearing Deposit		15,000
Restricted Private Placement Stock Inventory		3,300
Deferred income taxes		12,768
Total Other Assets		31,068
TOTAL	$	85,582

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts & Commissions Payable	$	31,219
Payroll Taxes Payable		3,189
Accrued Expenses		2,800
Total Liabilities		37,208
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value; 1,000,000 shares authorized; 643,816 shares issued and outstanding		35,670
Retained Earnings		12,704
Total Stockholders' Equity		48,374
TOTAL	$	85,582

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES			
Commissions		$	375,507
Investment Advisory Fees			10,667
			386,174
OPERATING EXPENSES:			
Salaries, Wages, Payroll Taxes, and Commissions	394,988		
Professional Fees	8,035		
Printing	3,328		
Clearing Costs	5,241		
Licenses	7,634		
Rent	4,380		
Insurance	6,268		
Telephone	5,512		
Other	5,844		441,231
INCOME FROM OPERATIONS			(55,057)
OTHER INCOME			
Interest Income			1,022
			1,022
INCOME (LOSS) BEFORE INCOME TAXES			(54,035)
PROVISION (BENEFIT) FOR INCOME TAXES			1,293
NET INCOME (LOSS)		$	(52,742)

See Notes to Financial Statements.

A

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock				Retained Earnings
	Shares		$		(Loss)
Balance, December 31, 2000,	570,844	$	31,170	$	65,446
Common stock sold	72,972		4,500		
Net Income/Loss					(52,742)
Balance, December 31, 2001	643,816	$	35,670	$	12,704

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net Income (Loss) From Operations:	$	(52,742)
Changes in Assets and Liabilities:		
Receivables & restricted asset		(28,484)
Deferred income taxes		(12,768)
Current Liabilities		(13,761)
Net Cash From (To) Operating Activities		(107,755)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Proceeds from Sale of Common Stock		4,500
Net Cash From (To) Financing Activities		4,500
Increase (Decrease) in Cash		(103,255)
Cash Balance, December 31, 2000		121,487
Cash Balance, December 31, 2001	$	18,232
Supplement Cash Flow Information:		
Income taxes paid during the year	$	33,122

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:		
STOCKHOLDERS' EQUITY, December 31, 2001	$	48,374
DEDUCT NON-ALLOWABLE ASSETS:		
Deferred income taxes		(12,768)
Non-Allowable Receivables & Stock Inventory		(31,665)
NET CAPITAL	$	3,941
AGGREGATE INDEBTEDNESS	$	37,208
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	(1,059) *
Ratio: Aggregate Indebtedness to Net Capital		944.21%

Note: The above computation differs from the Focus Report primarily because of an unrecorded receivable ($805.36), the mis-classification of a commission paid ($2,000), an accrued expense that had been paid ($1,000).

* Net Capital dropped below the minimum net capital and was corrected by the President/CEO in accordance with SEC rule 17a-11. See Note 3.

See Notes to Financial Statements.

NOTE 1 ORGANIZATION & HISTORY

Waterford Investor Services, Inc. (the "Company) was incorporated as a Florida Corporation on August 3, 1998. The Company is authorized to operate as a securities broker-dealer as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of such Commission and other related supervisory agencies. Generally, the Company operates in the west central Florida area.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR -The Company has elected a fiscal year ending December 31.

REVENUE RECOGNITION – The Company recognizes revenue from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur and investment advisory fees when collected.

INCOME TAXES – The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the balance sheet, adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax liability or asset is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital of $3,941 which was not sufficient to meet its required net capital of $5,000; and aggregate indebtedness of $37,208. The Company's ratio of aggregate indebtedness to net capital was in excess of 35 to 1.

The Company President and Chief Executive Officer became aware of such deficiency on January 16, 2002. The President made a capital contribution of $6,000 on January 17, 2002 which corrected the deficiency and restored the Company's minimum net capital requirement and ratio of aggregate indebtedness. The President filed the proper notifications with the NASD and SEC and was in

complete compliance with Rule 17a-11.

NOTE 4 CLEARING DEPOSIT AND RESTRICTED STOCK INVENTORY

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The Company was required to put a refundable deposit of $15,000 on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The Company has a non-allowable asset identified as "Restricted Private Placement Stock Inventory." This asset is deducted as a non-allowable asset in the computation of net capital. The asset represents the Company's investment in the first phase of the Nasdaq Private Placement.

NOTE 5 LEASES

The Company shares offices space with another entity controlled by its principal shareholder under an informal agreement. Such agreement expires February 28, 2002, and requires the payment of $428 per month plus one-half of utilities expenses.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

NOTE 7 COMMON STOCK

The Company is authorized to issue 1,000,000 shares of common stock, of which 643,816 shares were issued and outstanding as of December 31, 2001. Dividends are payable when declared by the Board of Directors.

NOTE 8 INCOME TAXES

The Company provides income taxes for Federal and State income taxes at the statutory rates of 15% to 34% and 5 ½ %, respectively. The Company uses the cash basis method for calculating its taxable income, while the accrual method of accounting is used for financial reporting. As a result, taxable income is different than financially reported income.

For the year ended December 31, 2001, there was a net loss thereby causing the recognition of deferred income taxes of $12,768, calculated based on the above stated statutory tax rates. The Company has the option to carry-back the net loss and thus the deferred tax asset will reverse in the next year, and accordingly, a valuation allowance is not needed. Cash payments for federal and state income taxes for 2000, paid during 2001 were $26,662 and $6,460 respectively.